UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VICTORY COMMERCIAL MANAGEMENT INC.

(Name of Company)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Alex Brown

3rd Floor, 369 Lexington Ave,

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number:

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Skyview Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Wyoming
	7	SOLE VOTING POWER

20,700,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
20,700,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated on the basis of 20,700,000 shares of common stock outstanding as of February 27, 2019.

CUSIP Number:

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Victory Commercial International Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

20,700,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
20,700,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated on the basis of 20,700,000 shares of common stock outstanding as of February 27, 2019.

CUSIP Number:

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alex Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Vanuatu
	7	SOLE VOTING POWER

20,700,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
20,700,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 20,700,000 shares of common stock outstanding as of February 27, 2019.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Victory Commercial Management, Inc., a Nevada corporation (the “Issuer” or “VCM”), whose principal executive office is located at 3rd Floor, 369 Lexington Ave, New York, NY 10017.

Item 2.	Identity and Background.

(a)	The Statement is jointly filed by (1) Skyview Holdings LLC (“SHL”); (2) Victory Commercial International Ltd (“VCIL”); (3) Alex Brown (each, a “Reporting Person,” together, the “Reporting Persons”).

Alex Brown is the sole shareholder of VCIL and VCIL is the sole member of SHL.

(b)	The Reporting Persons’ principal business address is 3rd Floor, 369 Lexington Ave, New York, NY 10017.

(c)	The principal business of VCIL is to act as an investment holding company. The principal business of SHL is to act as an investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	VCIL is a company incorporated in British Virgin Islands. SHL is a corporation incorporated in Wyoming. Alex Brown is a citizen of Republic of Vanuatu.

Item 3.	Source and Amount of Funds and Other Consideration.

On November 13, 2017, Alex Brown acquired 20,700,000 restricted shares (the “Shares”) of the Issuer in a private transaction pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

On December 26, 2017, Alex Brown executed a contribution agreement with SHL and VCIL, pursuant to which, Alex Brown transferred the Shares to VCIL as contribution capital of VCIL and VCIL, upon receipt of the Shares as the contribution capital, then transferred the Shares to SHL. As a result, Alex Brown indirectly owns and controls 20,700,000 shares of Common Stock through his 100% ownership of VCIL which is the sole member of SHL.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d) None

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

Alex Brown, VCIL and SHL are parties to a contribution agreement described herein. A copy of the contribution agreement is attached as Exhibit 7.2 hereto and is incorporated by reference herein. The purchase pursuant to the contribution agreement is described in Item 3 herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1*	Joint Filing Agreement, dated February 27, 2019.

Exhibit 7.2*	Contribution Agreement, dated December 26, 2017.

* filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2019

	By:	/s/ Alex Brown
	Name:	Alex Brown

Skyview Holdings LLC

By:	/s/ Alex Brown
Name:	Alex Brown On behalf of Victory Commercial International Ltd., sole member of Skyview Holdings LLC

Victory Commercial International Ltd

By:	/s/ Alex Brown
Name:	Alex Brown Sole Director